SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 06, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Results 1Q09

TIM

You, without borders.

May 6th, 2009

TIM re-launch plan

Restructuring

- Strategy and Organization
- Customer Base clean-up
- Embratel's dispute resolution
- Network Service Quality improvement
- Brand repositioning
- Signing of Intelig deal

Economics 1Q09

- EBITDA Margin defended
- Efficiency improved
- Reinforced customer related expenditures (SAC and caring)

Pressure on Top Line

- Flat revenues:
  - Customer base erosion on post-paid (long tail)
  - pre-paid MOU decline
  - Weak 2008 Christmas campaign

Priorities 2Q09

- Focus on Value:
  - Push on Post-paid
  - Reduce Portability Gap
  - Reinvest Pre-paid ARPM to inflate usage
- Speed-up Efficiency plan and Intelig integration

Agenda

Restructuring

Economics 1Q09

Pressure on Top Line

Priorities 2Q09

Luca Luciani

Claudio Zezza

Luca Luciani

Restart phase completed on time

- **Strategy and Organization:** completed
- **Customer Base:** back to growth as of March, after 1 mln inactive lines clean-up in February
- **Resolution of Embratel's dispute**: positive cash impact of R$ 90 mln; one shot cost of R$ 64 mln, booked in 1Q
- Back to **#2 in Overall Service Quality** (vs. # 6 in 2008) according to Anatel's ranking (99% achievement in March) driven by network reliability (+14.9 p.p. in 5 months)
- **Brand Repositioning**: doubled share of voice, Top of Mind improved (#2 in SP and RJ Panel), phase 1 of offering portfolio re-launch
- **Efficiency Plan on going and improved Capital Allocation** (-5% in HR, G&A and Others, -13% IT, -51% in Bad Debt)
- Signing of **Intelig acquisition:** ready to capture relevant synergies

Customer Base Evolution: 1 Million lines cleaned-up


TIM Customer Base Evolution
Mln lines
Market Share
25.9%
25.4%
25.0%
24.2%
23.5%
29% incremental market share in March
32.5
33.8
35.2
36.4
36.1
+11% YoY
Post-paid
6.8
6.8
6.8
6.6
6.2
Pre-paid
25.8
27.0
28.4
29.8
29.9
1Q08
2Q08
3Q08
4Q08
1Q09
% Post-paid on Total
20.8%
20.2%
19.4%
18.1%
17.1%
-3.6 p.p.


Post-paid
Clean-up Base
Mln lines
6.6
-0.4
6.2
Dez-08
Gross
Churn
Mar-09


Pre-paid
Clean-up Base
Mln lines
29.8
+0.1
29.9
Dez-08
Gross
Churn
Mar-09

Resolution of Embratel's dispute affected 1Q EBITDA

Financial-economic impacts

R$ Mln

+90 Cash Impact	-64 EBITDA Impact

- Positive cash impact
- Application of new interconnection tariff
- Better relationship with Embratel to renegotiate leased lines

Impact of Embratel dispute resolution on EBITDA

R$ Mln


Non recurring cost
95
64
Reported EBITDA
533
+14%
609
1Q08
1Q09

EBITDA Margin %

	1Q08	1Q09	
Reported	17.8%	20.2%	
Normalized	20.9%	22.4%	+140 bps

#2 in Overall Service Quality driven by higher Network Reliability

2008 FY – Overall Service Quality

% achievement of overall service quality targets, TIM vs. competitors


4Q08: 90.2%
6
99.5%
98.0%
97.7%
95.1%
93.4%
91.6%
83.9%
Player 1
Player 2
Player 3
Player 4
Player 5
TIM
Player 7

Feb-Mar/09 – Overall Service Quality

% achievement of overall service quality targets, TIM vs. competitors


99% in March
2
99.9%
98.4%
97.8%
97.0%
95.5%
85.5%
61.4%
Player 1
TIM
Player 4
Player 5
Player 3
Player 2
Player 7

Network Service Quality

% achievement of network service quality targets

Main mobile operators

	Nov/08	Mar/09	Delta (p.p.)
TIM	84.6%	99.5%	14.8
Player 1	99.0%	100.0%	1.0
Player 2	95.7%	93.1%	-2.7
Player 3	73.1%	46.2%	-26.9

% achievement of network service quality targets


84.6%
84.1%
84.1%
96.7%
99.5%
'Nov/08
'Dec/08
'Jan/09
'Feb/09
'Mar/09

Source: Anatel

Brand Repositioning

3 steps Strategy

- Customer proximity (Feb)
- New Slogan (Mar)
- Products Campaigns (Apr/May)


VOCÊ


TIM
Você, sem fronteiras.


VOCÊ SEM FRONTEIRAS PARA FALAR

Top of Mind

Sao Paulo and Rio de Janeiro, %


30
30
22
19
33
30
29
18
Week 16/03
Week 30/03
TIM
Player 1
Player 2
Player 3

Advertising Campaign Evaluation

% Excellent and good grades


Better evaluation vs. competitors and association to attributes as change, revolution, innovation
88%
77%
69%
TIM
Player 2
Player 3

Efficiency Plan: 1Q09 impacts

Direct costs*:


-6%
2008
2009

Other costs:


-1%
2008
2009

CAPEX:


-30%
Comodatum
Network and IT
-20%
-35%
IT Rationalization
2008
2009


1Q09 YoY:
-5%
Commercial
Advertising
85%
Brand
Acquisition and Management
15%
Value and Quality
-51%
Bad Debt
Efficiency
-13%
IT
-5%
HR, G&A and others
Network
37%
Intelig

* Includes costs of Interconnection, Handsets, TFI/TFF, Recharge, VAS content providers

Signing of Intelig's deal

Before the merger | **After the merger**


TIM Brasil Serv. and Part. S.A.
ON: 81.32%
PN: 63.93%
TIM
You, without borders.
100%
TIM Cel. S.A.
100%
TIM Nord. S.A.
JVC O
100%
HOLDCO
100%
intelig Telecom
TIM Brasil Serv. and Part. S.A.
JVCO
ON: 76.32%
ON: 6.15%
PN: 60.00%
PN: 6.15%
TIM
You, without borders.
100%
100%
TIM Cel. S.A.
100%
TIM Nord. S.A.
intelig Telecom

Deal Structure

- Asset Swap (6.15%)
- Waiting approval from authorities
- Lock-up period
- Debt Free

Note: information concerning the shareholding percentages of TIM PART are still subject to changes due to the deliberations taken at its Extraordinary Shareholders Meeting, dated of April 2, 2009 and article 171 of the BCL

Agenda

Restructuring

Economics
1Q09

Pressure
on
Top Line

Priorities
2Q09

Luca Luciani

Claudio Zezza

Luca Luciani

1Q09 Main results

- **Flat Revenues:** R$3,012 million (+0.6% YoY) – as consequence of last 12 month post paid churn and with decreasing pre-paid contribution

- **VAS Growth:** up 31.4% YoY (approximately 11.2% of gross service revenues) thanks to data service

- **Further Efficiency Gains**:
  - Discretionary costs -8.7% YoY
  - Bad debt at 4.8% on net service revenue: -51% YoY (or -24% normalized by Telesales effect)

- **Improved EBITDA Margin:** +14.4% YoY reported with margin of 20.2%. Normalized EBITDA with Embratel's dispute agreement, margin would be 22.4%

- **Negative Operating Free Cash Flow** (R$ -1,251Mn) mainly due to Capex 4Q08 disbursement and Fistel tax

Revenues

Total Revenues (Gross)


Customer Base TIM WEB Mln lines
+122%
0,2
0,5
Mar/08
Mar/09
R$ Million
4,219
(76)
(34)
(55)
103
56
4,212
1Q08
Outgoing
Long Distance
Incoming.
VAS
Product
1Q09
ΔYoY
-3.8%
-6.9%
-5.0%
+31.4%
+17.3%

Net Revenues


R$ Million
2,993
3,544
3,012
2,838
3,223
2,823
155
321
189
1Q08
4Q08
1Q09
ΔYoY
+0.6%
-0.5%
+21.5%
Net Service Revenues
Net Product Revenues

Efficiency sustains EBITDA Margin over 20%

Personnel and G&A Costs


R$ Million
Total
G&A*
Personnel
% of Net Revenues
286
283
261
124
119
103
163
164
158
1Q08
4Q08
1Q09
9.6%
8.0%
8.7%
Δ YoY
Total -8.7%
Δ QoQ
Total -7.6%
*includes TI costs

Interconnection & Network Costs

Includes Embratel dispute expenses: R$ 64 Million


R$ Million
Total
Inter connection
Network
% of Net Revenues
1,045
1,048
985
837
784
702
207
264
283
1Q08
4Q08
1Q09
34.9%
29.6%
32.7%
Δ YoY
Total -5.7%
Δ QoQ
Total -6.1%

Bad debt


R$ Million
Telesales impact
% of Net Service Revenues
272
95
177
131
134
1Q08
4Q08
1Q09
6.2%*
4.1%
4.8%
Δ YoY
-51%
Normalized
-23.9%
Δ QoQ
+3.0%

* Excluding Telesales additional impact (9.6% including impact)

EBITDA


R$ Million
95*
533
931
64**
609
Margin
1Q08
4Q08
1Q09
Reported
17.8%
26.3%
20.2%
Normalized
20.9%
26.3%
22.4%
Δ YoY
+14.4%
Normalized
+7.3%
Δ QoQ
-27.7%

* Telesales Impact

** Embratel's dispute expenses

Defended EBITDA – Improved resources allocation

R$ Million


95*
532.8
(14.7)
33.4
(111.0)
(61.2)
59.9
137.2
33.0
64.0**
609.4
Investments
Savings
+14%
EBITDA 1Q08
Service Revenues
Handsets Revenues
Advertising & Sales
COGS
Network Expenses
Bad Debt
Other Revenues***
EBITDA 1Q09
Δ YoY
-0.5%
+21.5%
+18.6%
+23.3%
-5.7%
-50.5%
-11.7%
Reported
17.8%
20.2%
Normalized
20.9%
22.4%
+140 bps

* Telesales Impact   ** Embratel's dispute   *** Other Expenses include: G&A, Personnel and Net Other Operating Expenses/Revenues

EBIT and Net Results – 1Q09

R$ Million


EBITDA 1Q09
Depreciation & Amortization
EBIT
Net Financial Expenses
Taxes and Others
Net Results
609.4
(641.2)
(31.8)
(69.3)
(42.9)
(144.0)
Impacted mainly by additions into pre-tax balance, due to the end of hedge contracts
Change YoY
+14.4%
+12.1%
-19.0%
-5.8%
+240.4%
+14.8%

Net financial position and Operating Free Cash Flow – 1Q09

Operating Free Cash Flow


R$ Million
609
(1,666)
(194)
(1,251)
EBITDA
ΔWC
CAPEX
Operating FCF

- Negative Working Capital due to 4Q08's cash-out (CAPEX and FISTEL)

Net Debt


R$ Million
4Q08
Operating FCF
Non OpFCF
1Q09
(1,670)
(1,251)
(96)
(3,017)

Gross Debt	R$ 3.47 billion (of which 65% long term) ~35% of total debt is denominated in foreign currency (fully hedged)
Average annual cost	12.47% in Q1 09 vs.10.96% in Q1 08 (and 13.2% in 4Q08)

Agenda


Restructuring
Economics 1Q09
Pressure on Top Line
Priorities 2Q09
Luca Luciani
Claudio Zezza
Luca Luciani

Issue: pressure on Top Line

- **Post-paid customer base erosion along last 12 months**
  - Lower focus on gross adds and increasing churn in second half 2008
  - Post-paid mix down to 17.1% on total customer base (-3.7 p.p. vs 1Q08)

- **Deceleration of growth of pre-paid revenue, due to lower promotional aggressiveness, especially in the campaign for Christmas**
  - Pre-paid ARPM increase (+53% YoY)
  - MOU outgoing decrease (-31% YoY)

- **ARPU dilution mainly due to worse customer base mix:**
  - Pre-paid outgoing ARPU increase (+6% YoY)
  - Post-paid outgoing ARPU decrease (-4% YoY)
  - Blended outgoing ARPU decrease (-12% YoY)

Revenues slowdown: post-paid base erosion and pre-paid growth reduction

Pos-paid long tail


Hundred Base
100
Churn
Gross
1Q08
2Q08
3Q08
4Q08
1Q09

MOU/Price Pre-paid


-31%
MOU out
(min/month)
ARPM out
(R$/min)
+53%
ARPU out
(R$/month)
1Q08
2Q08
3Q08
4Q08
1Q09

Post-paid revenues growth (%YoY)


+
–
– –
1Q08
3Q08
1Q09
%Average
Base YoY*
++
+
–

Pre-paid outgoing revenues growth (%YoY)


++
++
+
1Q08
3Q08
1Q09
% Average
base YoY*
++
++
+

Post-paid customer base erosion

MOU deflated as consequence of price-up

* Excludes churn due to the base clean-up

1Q09 suffers from weak Christmas campaign

Incremental Market Share


26%
12%
4Q07
4Q08
14%
13%
10%
oct/08
nov/08
dec/08
Loss of competitiveness
in dec/08

Pre-paid Gross Adds


+9%
4Q07
4Q08
Market
Gross
(Post+Pre)
17.0MM
22.9MM
+35%

	TIM	Vivo/Claro
Bonus	← 10 x →	
Min. usage to earn	R$ 6	1 min.
Promotion duration	3 month	6 month

Lower aggressiveness of TIM offer

Total unitary SAC

R$


-16%
Post: -4%
Pre: -12%
Jan-Sep
2008
4Q
2008

Gross Adds (% YoY)


Jan-Sep 2008
4Q08
Post-paid
-14%
-27%
Pre-paid
22%
9%

* TIM Brasil estimates

ARPU dilution, reflecting Post-paid customer base erosion

ARPU

R$/month


28.5
29.8
29.7
29.9
26.0
1Q08
2Q08
3Q08
4Q08
1Q09

	1Q08	2Q08	3Q08	4Q08	1Q09
YoY	-14%	-14%	-12%	-13%	-12%

% Mix Pós-pago

1Q08	2Q08	3Q08	4Q08	1Q09
20.8%	20.2%	19.4%	18.1%	17.1%

ARPU outgoing Pre-paid


ARPM
(R$/min)
ARPU
(R$/month)
1Q08
2Q08
3Q08
4Q08
1Q09

YoY: -10% (ARPU, 1Q09) | +6% (ARPM, 1Q09)

ARPU outgoing Post-paid


ARPM
(R$/min)
ARPU
(R$/month)
1Q08
2Q08
3Q08
4Q08
1Q09

YoY: -7% | -4%

Agenda

Restructuring	Economics 1Q09	Pressure on Top Line	Priorities 2Q09
Luca Luciani	Claudio Zezza	Luca Luciani	

Challenges

Growth with Profitability

Invert current trend

Post-paid


Gross
Churn
1Q 2009
Apr-Dec 2009

Efficiency Plan

- **EBITDA and Operating Free Cash Flow defense**
- **Financing the growth**

Integration of Intelig

- **Efficiency on Network**
- **Business development** (Long Distance, Top Clients)

Market Share Incremental


17%
10%
29%
Avg. 2008
Dec '08
Mar '09

SAC


+15%
1Q08
1Q09

G&A e RH


-5%
1Q08
1Q09

Bad debts


-51%
1Q08
1Q09

Speed-up of commercial KPIs in 2Q

Improve efficiency to sustain growth

Invert current trend – Sales growth

1) **Sales Convention (April 2nd) - "The Turnaroud"**
   - 1MM handsets sold
   - Focus on post-paid
   - New commissioning

2) **Portability:**
   - Sales incentives

Company repositioning: sales KPIs growth starting from 2Q09

Invert current acquisition trends

Post-paid gross adds (Voice)


Jan-08 Jan-09
Feb-08 Feb-09
Mar-08 Mar-09
Apr-08 Apr-09

Port-in/Port-out Post-paid:


80%
60%
40%
20%
0%
Consumer
Average
Business
4Q08
1Q09
Abr/09*
Improvements on main territories:
TSU: +22 p.p.
TSP: +34 p.p.
23%
40%
55%
2008
Mar/09
Apr/09*

* Portability results until Apr 26th

Invert current trend – New offers portfolio (2Q09)

Launched offers

Single invoice for business customers




da Vinci


Business
Post High
Post
Pre

CB Infinity:
(lines)


750 K
8/Apr
19/Apr
04/May

% of Gross Adds (pre-paid):


33%
8/Apr
18/Apr
03/May

Next launches

- **New offer**
- **New post-paid offer**
- **Mother's Day** (free LD)



- **Portability**


Traga seu número e
EXPERIMENTE DE GRAÇA
POR 3 MESES.

Company repositioning: revenues growth from 2H09

Efficiency Plan

Quick wins	Improvement	Re-thinking
▪ Bad debt ▪ IT: contracts renegotiation ▪ G&A: costs optimization	▪ Commercial: channel costs rationalization ▪ Network: contracts renegotiation ▪ IT: demand rationalization	▪ Network: Intelig integration ▪ Customer care: revision of caring model ▪ New sourcing models (revenue sharing, risk sharing, etc)

Efficiency identified until now: ~R$0.8 Bln Opex + Capex

- **Finance company growth**
- **Defend profitability and cash generation (EBITDA margin and Operating Cash Flow) against exchange rate and business risks**

~50% of efficiency reinvested on business growth

SAC


+XX%
2008
FY
2009
FY

Customer Care


+YY%
2008
FY
2009
FY

Intelig: synergies for TIM

Network and transport

- Transport network use (backbone and metropolitan) for TIM Brasil traffic

TIM	Intelig Telecom
▸ 100% leased lines	▸ 14.500 km of own optical fiber
▸ Optical fiber MAN* under development	▸ 800 Km in MAN* rings

Data solutions for Business

- Cross/upsell of TIM mobile solutions for Intelig customer base and Intelig data solutions for TIM customers

Business clients ('000)


300
200
100
TIM
intelig Telecom

Long Distance

- Extension of the LD business to non-TIM customers

LD Net Revenues (R$ Bln)


1.0
+
TIM
intelig Telecom

Accelerate integration to capture synergies: ~2% of EBITDA margin (18 months)

*Metropolitan area network

"Safe Harbor" Statements

Statements in this presentation, as well as oral statements made by the management of TIM Participações S.A. (the "Company", or "TIM"), that are not historical fact constitute "forward looking statements" that involve factors that could cause the actual results of the Company to differ materially from historical results or from any results expressed or implied by such forward looking statements. The Company cautions users of this presentation not to place undue reliance on forward looking statements, which may be based on assumptions and anticipated events that do not materialize.

Investor Relations

Avenida das Américas, 3434 - Bloco 01
6° andar – Barra da Tijuca
22640-102 Rio de Janeiro, RJ
Phone: +55 21 4009-3742 / 4009-3446 / 4009-4017
Fax: +55 21 4009-3990

Visit our Website

http://www.timpartri.com.br